Filed by Cabot Microelectronics Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: KMG Chemicals, Inc.

Commission File No.: 001-35577

Date: August 15, 2018

TRANSCRIPT
KMG — Cabot Microelectronics Corp to Acquire KMG Chemicals Inc
Conference Call

EVENT DATE/TIME:  AUGUST 15, 2018 / 2:00PM GMT

CORPORATE PARTICIPANTS

Christopher T. Fraser KMG Chemicals, Inc. — CEO & President

Colleen Mumford

David H. Li Cabot Microelectronics Corporation — President, CEO & Director

Scott D. Beamer Cabot Microelectronics Corporation — VP & CFO

CONFERENCE CALL PARTICIPANTS

Amanda Marie Scarnati Citigroup Inc, Research Division — Semiconductor Consumable Analyst

Michael Joseph Harrison Seaport Global Securities LLC, Research Division — MD & Senior Chemicals Analyst

Patrick Duffy Fischer Barclays Bank PLC, Research Division — Director & Senior Chemical Analyst

Yeuk-Fai Mok Needham & Company, LLC, Research Division — Senior Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Cabot Microelectronics Conference Call.  (Operator Instructions) I would now like to turn the conference over to your host, Colleen Mumford, Investor Relations Director.  You may begin, ma’am.

Colleen Mumford

Thank you, Nicole.  Good morning, and thank you for joining us to discuss this morning’s announcement.  With me today are David Li, President and CEO of Cabot Microelectronics; Scott Beamer, Vice President and CFO of Cabot Microelectronics; and Chris Fraser, Chairman and CEO of KMG Chemicals.

This morning, we announced that Cabot Microelectronics Corporation had entered into a definitive agreement to acquire all outstanding shares of KMG.  Whether you’re joining us online or over the phone, we encourage you to review the investor slide presentation that we’ve made available under the events and presentations section of the Investor Relations section on our website cabotcmp.com.  A webcast of today’s conference call and the script of this morning’s prepared comments will also be available on our website shortly after this slide conference call.  You may also request any of the information by calling our CMC’s Investor Relations office at (630) 499-2600, or KMG’s Investor Relations office at (817) 761-6100.  Please remember that our discussions today may include forward-looking statements that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those forward-looking statements, including statements related to the completion of the proposed transaction and the realization of the synergies and other anticipated benefits of the transaction.  These risk factors are discussed in our SEC filings, including our Form 10-K for the fiscal year ended September 30, 2017, and a press release that is the subject of today’s call.  We assume no obligation to update any of this forward-looking information.  I would also like to inform you that Cabot Microelectronics will file a Form S-4 registration statement with the SEC that includes a proxy statements prospectus regarding the transaction.  You are urged to read the proxy statement, prospectus and other documents related to the transaction when they become available because they will contain important information about the transaction.  In addition, Cabot Microelectronics and KMG and their Directors and Officers may be deemed to be participating in a solicitation of proxies in favor of the proposed transaction.  You can find information about the Cabot Microelectronics and KMG Directors and Executive Officers in each company’s proxy statement filed with the SEC.  You may obtain a copy of these documents when they become available through the SEC’s website, the Cabot Microelectronics and KMG websites, or by requesting a copy from either company’s Investor Relations department.  More information on how to request these documents is available in the investor presentation.

I will now turn the call over to Dave.

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Thanks, Colleen.  Good morning, everyone, and thanks for joining us.  Before I get to the exciting announcement of the day, let me first provide a quick update on our expectations for our current quarter, which ends in September.  More specifically, during our last earnings conference call, we discussed expectations for our CMP Consumables business for this quarter to be up low-single digits compared to the prior quarter, which was our fifth consecutive record revenue quarter.  We are now increasing our expectation for the quarter and expect revenue from our CMP Consumables business to be up low- to mid-single digits compared to the prior quarter.

And now turning to the announcement we released earlier.  I’m excited to be here today, joined by KMG’s CEO and Chairman, Chris Fraser, to discuss the combination of our 2 companies in a highly strategic and synergistic transaction.

As you’ve likely seen already, Cabot Microelectronics and KMG announced this morning the signing of a definitive agreement, under which Cabot Microelectronics will acquire all of KMG’s outstanding shares in a cash and stock transaction.  The transaction is the largest in CMC’s history, and is both an exciting extension of our industry-leading Electronic Materials business, and the addition of our portfolio of highly attractive Specialty Materials businesses.  The transaction, which has been unanimously approved by both companies’ boards of directors, is subject to approval by KMG’s stockholders and other normal closing conditions, including regulatory clearance.  We expect the transaction to close near the end of calendar year 2018.  After the transaction is completed, the combined product portfolios, technologies and teams will work together seamlessly in what we believe will be the preeminent, independent, semiconductor consumables platform in the world.

The combination will enhance our current product offerings with additional mission-critical materials, allowing us to better support our customers and aid in our goal to continue to profitably grow, faster than the industries we serve.  The transaction will also add KMG’s highly attractive industry-leading performance materials portfolio, which provides critical solutions and services to the energy and infrastructure sectors.  From a financial perspective, this transaction is expected to be significantly accretive to cash flow, and accretive to earnings in year 1, excluding onetime acquisition-related costs.  Additionally, the combination is expected to generate returns substantially above our cost of capital over time.  We also have identified $25 million of cost base synergies, which we expect to achieve fully with a high degree of confidence by the end of 2020.  Scott will talk more about these in a few minutes.  As Colleen mentioned, we have posted the supporting slide presentation on our website, which provides additional information about the transaction, and my remaining marks generally will follow those slides.

Let me start by providing an overview of some highlights and strategic benefits for this acquisition, which are outlined on Pages 3 through 7 of our slide presentation.  Scott and Chris will provide additional details about the transaction and KMG’s businesses later in the call.

Chris and the team at KMG have built a fantastic franchise that we believe will be highly complementary to our own high growth, high profitability Electronic Materials business.  As most of you are aware, CMC has looked at a large number of complementary businesses and our core markets and we are very pleased to have found an opportunity that matches both our strategic and financial criteria.  When we have talked about inorganic growth opportunities in the past, it had always been with the strong preference for materials related businesses that enable performance in critical applications, while representing a relatively small portion of our customers’ overall stands.  In that regard, the portfolios of both companies are extremely complementary.  Combining KMG’s industry-leading, high-purity Electronics Chemicals business with our CMP business will allow for many more touch points into our customers’ processes, including etching, stripping and cleaning.  In addition, this will offer us unique insights into customers’ future material needs, while also allowing us to leverage our existing sales channels.

As we have previously discussed, we continue to see a bright future for the semiconductor industry, both in logic and memory, to support the growing needs for a variety of end-use applications, including mobility, industrial automation, artificial intelligence and automotive.  Also, we believe that increasing semiconductor device complexity will continue to drive the need for innovative, high-quality and robust materials, which should play into the strengths that both companies have built over the years, and allow us to provide best-in-class solutions to our customers.

In addition to increasing our presence in the semiconductor industry, we’ve also discussed our desire to participate in new, high-growth Specialty Materials businesses.  In that regard, this transaction also provides us with leading positions in the exciting and attractive infrastructure and energy industries as a leading player in drag reducing agents and other critical pipeline performance solutions as well as utility pole preservation.  These are highly profitable solutions with strong near-term growth trajectories and attractive market structures that we expect will not only strengthen our portfolio, but also provide additional opportunities for growth over time.

Finally, we thought it extremely important to find an opportunity that could be financially compatible and consistent with our capital light, high free cash flow conversion, value-driven business model.  We believe that KMG’s portfolio with its demonstrated growth and profitability will only enhance our financial performance and cash flow generation capability over time.

We welcome KMG’s employees to our team and look forward to our future together as 1 company.

And with that, I will ask Chris Fraser, Chairman and CEO of KMG Chemicals, to share his perspective on our exciting announcement today.

Christopher T. Fraser — KMG Chemicals, Inc. — CEO & President

Thank you, Dave, and good morning, everyone.  This is an exciting and historic day for KMG, as we join with Cabot Microelectronics to create a premier electronic chemicals and performance materials company, focused on delivering unparalleled product quality, innovation and supply reliability to our global customers.  For KMG shareholders, this transaction creates significant and immediate value, while also providing participation in future growth of the combined company.  Over the past several years, KMG has achieved tremendous progress, operationally, financially and strategically, growing and evolving to becoming a world-class company.  We have expanded and strengthened our Electronic Chemicals business, while building a robust growth platform and in performance materials.  Our achievements and success reflect the dedication and passion of our global employees, who have demonstrated an enduring commitment to excellence through a consistent focus on execution and efficiency.  KMG’s combination with Cabot Microelectronics is a natural next step in our evolution to achieve even greater performance and enhance capabilities.  United by our shared vision and aligned cultures, KMG and Cabot Microelectronics together are strongly positioned for future growth and success.

We look forward to joining the CMC team and working together to leverage our strengths and realize our full potential as a world leader in electronic chemicals and performance materials.

With that, let me turn the call to Scott Beamer, Cabot Microelectronics CFO.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Thank you, Chris, and good morning, everyone.  Adding to Chris’ comments, upon closing of the transaction, our combined company will nearly double in size and increase significantly in scale.

KMG’s expected revenues for fiscal 2018, which ended on July 31, of approximately $460 million combined with approximately $570 million reported by Cabot Microelectronics in the last 4 quarters ended June 30, will result in annual run rate of slightly over $1 billion for the combined company.

Combined adjusted EBITDA is expected to be around $320 million, including $25 million in cost synergies that we expect to achieve within the next 2 years, further enhancing the value of the combined companies.

Regarding specific terms of the agreement, Cabot Microelectronics is acquiring KMG in a cash and stock transaction.  Under the terms of the transaction, KMG shareholders will receive a combination of $55.65 in cash, and 0.20 shares of Cabot Microelectronics common stock per share of KMG common stock, which represents an implied per share value of $79.50 based on the volume weighted average closing price of Cabot Microelectronics common stock over the 2 day — 20-day trading period ended on August 13.  This transaction values KMG as an enterprise value of around $1.6 billion, where approximately 10.9x its adjusted EBITDA for fiscal 2018, including synergies of around $25 million.

We have committed financing and will finance the transaction through a combination of cash on hand, newly raised debt and Cabot Microelectronics equity.  Once the acquisition closes, we expect our leverage to be about 3x EBITDA for the combined entity.

Now please refer to Slide 8, which provides some higher-level details of KMG’s product portfolio.  The Electronic Chemicals business represents approximately 2/3 of KMG sales.  As Dave mentioned, the KMG portfolio is extremely complementary with CMP’s consumables products, adding a variety of high purity materials in the semiconductor manufacturing process.  In addition, KMG is a leading manufacturer of drag reducing agents, or DRAs, as well as valve lubricants and sealants to pipeline operators.  These materials provide value to customers by improving throughput, enhancing efficiency and reducing operating cost.  KMG is a leader in wood treatment solutions that significantly increase the useful life of utility poles and cross arms.

Slide 10 provides an overview of the combined company’s value-added product portfolio.  Electronic Materials represents a significant portion of revenue for the combined company.  This area includes IC consumables and high-purity process chemicals, including acids, bases, solvents and blends.

Following the acquisition, we intend to remain heavily concentrated in the semiconductor materials business, which we expect will continue to benefit from favorable memory and logic industry trends.  We also plan to remain focused only to the materials side of the semiconductor manufacturing, and with no exposure to capital equipment, which we believe is important, given cyclicality of equipment spending.

Slide 11 illustrates the combined company’s geographic breadth.  The acquisition of KMG expands our geographic footprint in the U.S. and Europe, while complementing our already strong presence in Asia.

Slide 12 is a comparison of key metrics for our combined company versus our peer group, which illustrates how this acquisition positions Cabot Microelectronics as one of the leading suppliers in the semiconductor materials space.

On slide 13, we provide an update on our capital deployment program.  As a reminder, our capital deployment priorities remain:  organic growth, dividends, M&A and share repurchases.  In particular, we remain committed to investments in new products and services that support our strong pipeline of organic opportunities.  Over the next year, we intend to focus on integrating KMG, the streamlining our operations, and will prioritize deleveraging the balance sheet to more normalized debt levels.

In summary, we’re very excited about the opportunities this acquisition creates.  We expect our shareholders, employees and customers to benefit from improved scale, broader product offerings, and growth.  In addition, our businesses remain strong and our cash flow is expected to increase from the addition of KMG’s product lines.  We’re optimistic about the future financial strength and committed to value creation and returning cash to our shareholders.

With that, I’ll turn the call back to the operator, as we prepare to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from Edwin Mok from Needham and Co.

Yeuk-Fai Mok — Needham & Company, LLC, Research Division — Senior Analyst

Congrats for a great deal.  So my first question is on the revenue synergies side.  In your commentary, you guys didn’t provide much color on that.  To my understanding, KMG doesn’t have much sales in Asia Pacific right now, which account for more than half your sales rate.  So kind of, Dave, any way you can kind of describe what revenue synergy you can potentially get from bringing the product to your Asian customer? And then I think on the [prior remark] you mentioned there is some synergy around CMP process as well with their chemicals, if you can kind of provide a little more detail around that?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Sure.  Thanks, Edwin.  And yes, we’re really excited about the combination.  I think it really brings 2 world-class companies in materials together.  Regarding your question, yes, so the 2/3 of the business that we are acquiring is electronic chemicals, which is right in our sweet spot of high-value consumables and into our existing customer base.  And let me ask — answer the last part of your question first.  The points of the process, where they touch are all around the CMP module.  And so etching, stripping, cleaning, they’re all critical process steps.  And I think together, it will really provide us much better, not only touch points, but insights to guide our future development efforts in the materials area.  And I think we’ll be unique in able to — in being able to offer this solution and those combinations of solutions.  So very complementary to what we do.  In terms of the Asia part of the business, KMG has been growing in Asia, they’re building out a world-class facility in Singapore.  Obviously, we have a very strong presence in Asia.  So we feel like we can accelerate that growth as well.

Christopher T. Fraser — KMG Chemicals, Inc. — CEO & President

And Edwin, I would add one more comment.  The synergies that we have outlined in the slide presentation, those are all more on the operating expense line.  So we have — Dave has articulated very well what we think about in terms of revenue and top line synergies and so on.  But we have not valued that.  We’ve not dimensionalized that in anything that we have articulated here about the deal.  So from revenue and margins, those things that Dave has talked about, those are not items that we have included in any of the financial markers that we’ve indicated here.

Yeuk-Fai Mok — Needham & Company, LLC, Research Division — Senior Analyst

Okay, okay, great, that’s helpful.  And then I guess on the, kind of the (inaudible) Performance Material part of your business, right, after the combined company, right.  It’s kind of basket of a few different businesses, right, you guys have some [flushing] business before, KMG has the wood treating as well as the pipeline performance business.  How do you kind of — how do you going to rationalize owning that piece of business, and what’s the benefit of having that business? Seems like there is not a lot of synergies or benefit of having that as part of the combined Cabot Micro company.  So just kind of if you can talk through that.

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Right.  So Edwin, if you look at the 1/3 of business which makes up performance materials, the majority of that is really solutions that support the pipeline additives and lubricants part of the business.  And that actually has a lot of the characteristics that we look for when we looked at — looking at opportunities to branch outside of our core business.  So obviously, first, it’s materials related, they’re high-value solutions, they’re enabling technology, they have stringent customer requirements.  There’s also a very close relationship required with those customers.  And the team that Chris and others at KMG have built, it’s very compatible to what we think about in terms of when we look for materials outside of semi.  And in addition, what we’ve always said is if we branch out of semi, we’d look for something that’s higher growth.  And certainly, if you look at KMG’s results, there’ve been really fantastic, double-digit growth for 13, 14 straight quarters.  And the performance materials part of it is a big part of that contribution.  So we’re excited about that part of the business.  Of course, our focus is going to be on the semi, but the other parts of the specialty materials portfolio, we think can also be an interesting addition and very complementary as well.

Yeuk-Fai Mok — Needham & Company, LLC, Research Division — Senior Analyst

Okay, great.  And last question I have.  Scott, in terms of the debt you guys are going to raise, can you clarify what kind of debt that you guys are raising? And that maybe you can’t clarify what kind of rate should we expect for this kind of debt.  You mentioned (inaudible) going to refinance KMG’s debt also.  So just kind of give some color on that.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Yes, so we have committed financing lined up now.  We’ll spend time here prior to closing outlining the more details, Edwin, that would be able to answer your question.  So we are working that process appropriately.  I think if you’re — where you’re thinking about the type of debt that we have, we talked about sort of deleveraging to a more normalized levels.  We said out of the box here we’ll will be at about 3.  We’re going to continue to focus on our capital deployment priorities of organically growing the business, paying dividends, we’ll continue to pay the increased dividend that we announced in March.  We’ll delever them out of M&A and also have some share repurchases as appropriate.  We will be going through — so you can think of that in terms of the debt is going to be prepayable.  So there’s various types of debt out there, and this will be prepayable debt.  Because we expect to be able to have flexibility in terms of deleveraging.  And we’re very excited about how strong the debt markets are right now.  We have very — we are very pleased with the terms of the committed financing that we have right now.  And we’re very optimistic about the terms that we’re going to get on the debt going forward as well.  We’ll be going out to get ratings, publicly available ratings.  And then we’ll have some more information for you about specific rates and what the terms are.

Operator

And our next question comes from Amanda Scarnati from Citi.

Amanda Marie Scarnati — Citigroup Inc, Research Division — Semiconductor Consumable Analyst

Just a couple questions on gross margin profile going forward.  It looks like KMG has a little bit weaker gross margin.  The expectation was that Cabot gross margins could kind of hit the 54% range.  As you’re looking forward, where do you expect to see the gross margins fall in the next couple of years?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, thanks, Amanda.  Why don’t I start in and then Scott, you can jump in after me.  Amanda, if you look at the 2 companies, their gross margins might be a little different.  But if you look on the EBITDA level, they are very, very similar around the 30% range.  So very high-value, profitable businesses.  They also have very similar characteristics, leading in every category that we participate in.  That’s something that we really like.  And I think, over time, we have shown the track record to be able to drive performance as well.  So of course, there’ll be some improvements over time, plus the synergies that we have talked about it.  So we’re really excited about the overall fit, and we like the profitability of the businesses as well.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Yes, I would just add to that, Amanda.  On Slide 7, we’ve try to provide some numbers here that might help with the point.  And as Dave mentioned, I’m going to focus on the EBITDA margin line, where we have the Cabot Microelectronics at 31%, and KMG slightly less 26%, and then going forward, we have the pro forma here at 31%.  And all we have done from that pro forma perspective is add the EBITDAs of the 2 companies on the trailing 12 months, and then we have added that $25 million of synergies run rate.  So and that gets the combined entity at least up to where Cabot Microelectronics EBITDA margins are today.  And again, that’s only assuming the synergies on the operating expense line that I mentioned on a previous question.  Nothing here assume to related to revenue or gross margin itself to synergies.

Amanda Marie Scarnati — Citigroup Inc, Research Division — Semiconductor Consumable Analyst

Okay.  That’s helpful.

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, and I could just add a little bit more, Amanda.  If you look at, one of the most attractive things when we got to know the business is, the business and commercial approach that KMG has built is very similar to ours.  They lead with value.  These are very high-value solutions.  And so we think those are very compatible to how we approach the market as well.  Similar approach to the market, and again, we’re really excited about it.

Amanda Marie Scarnati — Citigroup Inc, Research Division — Semiconductor Consumable Analyst

And then on that line as well, it seems like KMG has quite a bit in terms of manufacturing sites.  Is there an opportunity to consolidate some of these sites? Is there an opportunity for consolidation of some KMG sites and Cabot sites as well? Or are the processes too different that you would need to keep multiple sites open?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, I’ll give my view, and Scott, I’m not sure if you also have some comments.  In our current estimates of synergies, $25 million, which we have very high confidence we can achieve within the first couple years, that does not include any kind of site consolidation in there.  If you think about just how we manufacture CMP, slurries and pads, and what KMG does with their Electronic Chemicals business, they’re different manufacturing processes.  So we haven’t put that into our assumptions going forward.  The KMG team also has been doing some consolidating within their own kind of infrastructure.  So there could be some more opportunities there, but we haven’t assumed anything from our initial assumptions.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Yes, that’s correct.  Absolutely.  And we feel hopefully from the operating metrics that we’ve delivered over a sustained period of time, Cabot Microelectronics, yes, we feel like we are very good operators of businesses.  And we’re looking forward to building upon the great tradition and legacy that KMG has already established.

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

I think really, the real synergy potential, again, not modeled into the financials is that kind of strategic benefit.  And so we’ve talked about in the past where customers have asked us to expand our portfolio of materials that we can provide to them because they recognize us as a quality and innovation leader.  Now KMG also has really excellent quality and supply chain systems in place.  So I think those would really be beneficial to our customers.  I would think they would welcome that.  And as I talked about this, there’s also that other benefit of just having more touch points into their process; being able to see where they’re using these solutions, how to optimize our approach, both to the customer and for future materials needs.  I think that can be very powerful.

Amanda Marie Scarnati — Citigroup Inc, Research Division — Semiconductor Consumable Analyst

Then the last question I had, just sort of following up on that and the comments you made earlier, Dave.  The KMG’s critical process stack for after the acquisition, you said there could be an opportunity to maybe see problems that CMP Solutions could help solve.  Could you just expand upon that a little bit more? Is there — as we get to more and more complex nodes, and as we’re seeing problems with getting sub-10-nanometer, are there issues that you’re seeing with CMP Solutions and that need a little bit more fine tuning that this could sort of help out with?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, I think it’s not necessarily about substitution.  But I think if you look at first, the growth dynamics for both memory and logic, the KMG Electronic Chemicals business should generally benefit from the same growth dynamics that we’ve talked about.  So if you look at 3D nand, there’s a lot more depth and etch in there as well, certainly for advanced logic as you get this 10 and 7 nanometers, there is more process chemicals used.  So the same general growth dynamics should benefit the KMG product portfolio and electronic chemicals as we see in CMP.  I think the opportunity really is being able to have a little bit more insight of what’s coming out of the etch process, what’s coming out of the depth process, might may be able to instruct and inform our development decisions on how to better optimize our slurries and pads.  And then having all of that insight together, I think is gonna really help us optimize how we go to customers and how we can provide solutions that no one else is going to be able to provide.

Operator

And our next question comes from Mike Harrison from Seaport Global.

Michael Joseph Harrison — Seaport Global Securities LLC, Research Division — MD & Senior Chemicals Analyst

Congratulations to everyone.  Was wondering if you could maybe provide a little bit of detail on the genesis of this deal, how it came to be? Was there an auction process? And David, was there any attempt on your part to buy only the Electronic Chemicals business from KMG?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Why don’t I let Chris start off, and then I’ll come in after.

Christopher T. Fraser — KMG Chemicals, Inc. — CEO & President

Yes, Mike.  So just to give you a little perspective.  As you know, we’ve had — KMG has performed exceptionally well over the last 4, 5 years.  Our stock has appreciated significantly, we’ve grown tremendous value.  Our market cap just 5 years ago was less than $200 million.  And here today, we’re talking about a transaction of $1.6 billion.  And again, I just want to compliment all the team at KMG for really driving a very successful journey for KMG and the shareholders.  So what — as a publicly traded company, as you know, right, we’re — our responsibility is to be — to do the correct thing fiduciarily and to entertain offers that make sense.  And so as we progressed and made progress, we have had a number of companies that have been interested in joining on our journey together.  And the board appropriately has evaluated those from time to time.  As we moved forward in the opportunity to join together with Cabot became a possibility, and we began to think about the value creation for the company, I think Dave has done a good job of articulating what those values are.  And we thought about the next step for KMG, and you think about size, scale, geographic breadth, and how the combination with Cabot provides a lot of those components.  And we thought about, as we go forward, the combined assets, balance sheet, cash flow.  Cabot’s a tremendously successful cash flow — free cash flow conversion company, like KMG.  So the combination of those 2 looking at the financials as well as the balance sheet, I think provides a great platform for growth.  So when we looked at it strategically, financially, operationally, we thought it was a really a good combination.  And the transaction as you see, is part cash and part Cabot stock.  And that was important for us to have our shareholders have opportunity to participate in the future combination of the company.  So that gives you a little bit of history of how it all came about, little bit how we’re seeing it going forward.  And again, as I said in my comments, I think it’s a great step forward for KMG.  And when I speak about KMG, I talk about our businesses, our employees, and what the future holds with a combination with a company like Cabot.

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, and Mike, just to add on.  I’m sure there’ll be all kinds of details in future public filings as well.  But I completely agree with Chris.  And what we think about it, following our company, we have not been acquisitive, we’ve been very disciplined, deliberate.  And when we looked for opportunities, this really met our financial and strategic criteria, both the electronic chemicals, of course, that’s going to be our focus; but if we wanted to go outside, we’d look for something materials-based in a high-growth, high-value sector, and that’s obviously, KMG’s performance materials sector.  So all the way around, we just think this is a great combination and the best option for us for long-term return of capital.

Michael Joseph Harrison — Seaport Global Securities LLC, Research Division — MD & Senior Chemicals Analyst

All right.  And then, maybe Scott or Chris, you can comment on how you guys arrived at the 70 — roughly 70-30 split between cash and equity? And I guess my question for Scott is, why use equity at all, given the combined free cash flow profile of the company?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, Scott, go ahead.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Yes, thanks.  A good question, Mike.  And I think that as we think about coming out of the deal and being about 3x levered, that was a level that we felt comfortable with.  So the 70% on the cash side puts us at about 3x levered, felt comfortable with that.  Felt like, again, as Chris articulately, there was also interest in their side because of the excitement of the deal for them to participate in the future benefits.  So issuing some shares was attractive to them, and not at all problematic for us.  And when — we’re going to issue about 3.5 million shares, that’s less than 15% of our total outstanding.  So we didn’t feel like there — and we said we’ll continue to repurchase shares.  So we didn’t feel like there’s any sort of real significant dilutive effect to that either.  So that’s how we thought about financing this, and I’d say we also worked together with Chris and his team to make sure that it was something that made sense for everybody.

Michael Joseph Harrison — Seaport Global Securities LLC, Research Division — MD & Senior Chemicals Analyst

All right.  And then you mentioned that the deal is going to be accretive in earnings in year 1.  Can you help us — I understand there’s going to be purchase price accounting, a lot of moving pieces on the EPS accretion number.  But any guidance on what the EPS accretion would look like in the first year?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, why don’t you go ahead, Scott.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Yes, sure.  Yes, thank you, Dave.  So I’ll so some really high level math here, Mike, in particular, because as you know, there’s going to be a lot of moving parts with tangibles and intangibles being valued over a period of time as we work up to closing.  So if you think a few high-level numbers, Cabot Microelectronics EPS is about $5 a share, KMG’s about $3, I’m rounding here.  So that’s a $2 delta.  We’re going to incur an additional, it’s not all incremental, but let’s use close to $1 billion of additional debt.  And if you use sort of an expected rate on that, you’re at about $30 million of incremental interest expense.  Our new shares outstanding will go from $26 million to close to $30 million.  So that’s about $1 a share.  So if the delta between the 2 companies is $2, and you sort of give $1 back from an interest expense perspective, then you’re at $1 of incremental accretion prior to anything related to the step ups.  And we feel like in year 1, that $1 will cover all of the additional step ups, but also, that’s to be determined as we work through all the valuation work prior to closing.

Michael Joseph Harrison — Seaport Global Securities LLC, Research Division — MD & Senior Chemicals Analyst

All right.  We came up with similar math.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Okay.  It’s always helpful when we do that.

Operator

(Operator Instructions) And our last question comes from Duffy Fischer from Barclays.

Patrick Duffy Fischer — Barclays Bank PLC, Research Division — Director & Senior Chemical Analyst

You guys use the consensus number for both ’18 and ’19, fair to assume that you’re giving a tacit blessing of those numbers?’

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Yes, Scott, why don’t you jump in there.

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

We — I wouldn’t say that necessarily, Duffy.  I mean we’ve looked at the businesses carefully, but we’re going to use the publicly available information in our discussions with all of you guys.  So I actually would not make that statement.

Patrick Duffy Fischer — Barclays Bank PLC, Research Division — Director & Senior Chemical Analyst

Okay.  And then in the cash accretion statement, you talked about one-time cash costs not being part of that, between the synergies and the closing, what do you think the onetime cash costs will be from this?

Scott D. Beamer — Cabot Microelectronics Corporation — VP & CFO

Well, I — we’re — the interest expense, I mentioned let’s use in the neighborhood of $30 million.  And then to get to the synergy number of the $25 million, let’s think of a cash outlay as close to 1x for that.  That’s over a 2-year period.  So $30 million plus $25 million, I’d use about $55 million for that.

Patrick Duffy Fischer — Barclays Bank PLC, Research Division — Director & Senior Chemical Analyst

Okay.  And then just because I’m not as familiar with it, the pipeline business, if you look back over the last decade, how cyclical is that around different variables and what are those variables? Is it energy prices? Is it energy CapEx? How variable can that business be?

David H. Li — Cabot Microelectronics Corporation — President, CEO & Director

Right, so Duffy, this is Dave, and it’s an important question.  One is I just want to emphasize, one of the attractive parts of this business is that KMG has a very strong leading position in a very strongly growing market.  And so if you look at the dynamics, we estimate or the others that estimate this industry think the TAM is around $500 million for DRAs, of which KMG has the strong #2 position.  In terms of the dynamics, in terms of volatility, it is really not connected necessarily to the price of oil.  It’s really much more connected to pipeline and support of pipeline.  So there’s substantial growth in the pipeline businesses, especially with everything that’s going on in the Permian.  And so we think of it as a very stable and high growing business that’s not very cyclical, and not necessarily focused on oil price.

And then I guess, the other part of the business is the wood treatment, which we haven’t talked about.  There again, clear leadership position.  KMG is the only provider of this particular solution for wood treatment.  It’s a small part of the business, but very solid and strong cash flow and we think it supports a very critical infrastructure need that’s not going to go away, some of the same characteristics as a materials based business, critical applications, very sticky and serves an important need.

Operator

And I’m showing no further questions at this time.  I would now like to turn the call back to Colleen Mumford, Investor Relations Director, for any further remarks.

Colleen Mumford

Okay, thanks, Nicole.  That is all the questions we have for this morning.  Thank you all for your time and interest in Cabot Microelectronics.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference.  This concludes today’s program.  You may all disconnect.  Everyone, have a great day.

FORWARD LOOKING STATEMENTS

This transcript contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Cabot Microelectronics Corporation (“Cabot Microelectronics”) and KMG Chemicals, Inc. (“KMG”),

the expected benefits and synergies of the proposed transaction and the capital structure of the combined company. Statements that are not historical facts, including statements about Cabot Microelectronics’ and KMG’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on current expectations of Cabot Microelectronics’ and KMG’s management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner or at all; the ability to successfully integrate KMG’s business with Cabot Microelectronics following the closing; the risk that Cabot Microelectronics and KMG will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Cabot Microelectronics’ and KMG’s business and their respective relationships with customers, suppliers, distributors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Cabot Microelectronics’ and KMG’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Cabot Microelectronics’ and KMG’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, neither Cabot Microelectronics nor KMG undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Cabot Microelectronics will file with the SEC a registration statement of Cabot Microelectronics on Form S-4 (the “registration statement”) that will include a proxy statement of KMG and that will also constitute a prospectus of Cabot Microelectronics (the “proxy statement/prospectus”). KMG will mail the proxy statement/prospectus to its shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT MICROELECTRONICS, KMG AND THE PROPOSED TRANSACTION. The registration statement, proxy statement/prospectus and other documents filed by Cabot Microelectronics with the SEC may be obtained free of charge at Cabot Microelectronics’ website at www.cabotcmp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Cabot Microelectronics by requesting them by mail at Cabot Microelectronics Corporation, 870 North Commons Drive, Aurora, Illinois 60504, Attention: Investor Relations, or by telephone at (630) 499-2600. The proxy statement/prospectus and other documents filed by KMG with the SEC may be obtained free of charge at KMG’ website at

www.kmgchemicals.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from KMG by requesting them by mail at KMG Chemicals, Inc., 300 Throckmorton Street, Fort Worth, TX 76102, Attention: Investor Relations, or by telephone at (817) 761-6100.

PARTICIPANTS IN THE SOLICITATION

KMG, Cabot Microelectronics, their respective directors and certain of their executive officers and employees may be deemed participants in the solicitation of proxies from KMG shareholders in connection with the proposed transaction under SEC rules. Information regarding Cabot Microelectronics’ directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on November 15, 2017, and in its definitive proxy statement filed with the SEC on January 23, 2018 in connection with its 2018 annual meeting of stockholders. Information regarding KMG’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on October 16, 2017, and in its definitive proxy statement filed with the SEC on November 3, 2017 in connection with its 2017 annual meeting of shareholders. Information regarding the persons who may be deemed to be participants in the solicitation of KMG shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.